UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         --------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 1)*

                                 Andataco, Inc.
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   033490 98 8
                                 (CUSIP Number)


                             H. Irwin Levy, Chairman
                            nStor Technologies, Inc.
                              100 Century Boulevard
                         West Palm Beach, Florida 33417
                                 (407) 829-3500
                           ---------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  July 16, 1999
                           ---------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------------------                                        -------------------------------------------------
CUSIP No. 033490 98 8                                                           Page 2 of 4 Pages
----------------------------------------                                        -------------------------------------------------

----------- ---------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

            nStor Technologies, Inc.
----------- ---------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                              (a)[ ]
    2
                                                                                                                           (b)[X]
----------- ---------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
    3

----------- ---------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            WC
----------- ---------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]
    5

----------- ---------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------------------------ --------- ----------------------------------------------------------------------------------------
                                         SOLE VOTING POWER
                                  7
          Number of                      19,634,185
           Shares
        Beneficially           --------- ----------------------------------------------------------------------------------------
          Owned by                       SHARED VOTING POWER
            Each                  8
          Reporting                      0
           Person              --------- ----------------------------------------------------------------------------------------
            With                         SOLE DISPOSITIVE POWER
                                  9
                                         19,634,185
                               --------- ----------------------------------------------------------------------------------------
                                         SHARED DISPOSITIVE POWER
                                  10
                                         0
----------- ---------------------------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            19,634,185
----------- ---------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
    12

----------- ---------------------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            77.2%
----------- ---------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- ---------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

                                                               Page 3 of 4 Pages



         The Statement on Schedule 13D of nStor Technologies, Inc. ("NST") filed with the Securities and Exchange Commission on June 18, 1999, with respect to the Class A common stock, par value $.01 per share (the "Common Stock"), of Andataco, Inc., a Massachusetts corporation (the "Company") is hereby amended as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is amended by adding the following:

         On July 16, 1999, NST acquired an additional 1,612,904 shares (the "Additional Shares") of Common Stock from the Company, for an aggregate purchase price of Five Hundred Thousand Dollars ($500,000). The source of funds was NST's working capital.

Item 4.  Purpose of Transaction.

         Item 4 is amended by adding the following:

         The Additional Shares were acquired by NST in consideration for a working capital investment in the Company by NST in the amount of Five Hundred Thousand Dollars ($500,000).

Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended by the deletion thereof in its entirety and the substitution therefor of the following:

         (a) As of July 16, 1999, NST beneficially owns 19,634,185 shares of the Company's Class A Common Stock, constituting approximately 77.2% of all the outstanding shares of the Company's Class A Common Stock.

         (b) NST has sole power to direct the vote of the 19,634,185 shares of the Company's Class A Common Stock.

         (c) On July 16, 1999, NST acquired the Additional Shares from the Company for an aggregate purchase price of Five Hundred Thousand Dollars ($500,000). The per share purchase price was $0.31 and the transaction was effected by a wire transfer from NST to the Company's account at its principal lender in San Diego, California.

         (d)      Not applicable.

         (e)      Not applicable.

                                                               Page 4 of 4 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: August 10, 1999                               nStor Technologies, Inc.


                                                     By: /s/ Jack Jaiven
                                                        ------------------------
                                                        Name: Jack Jaiven
                                                        Title: Treasurer